Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Coleman, Jr., Leonard S.	2. Issuer Name and Ticker or Trading Symbol Cendant Corporation (CD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 9 West 57th Street, 37th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/27/2003
(Street) New York, NY 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (series designated CD stock)	02/27/2003		A (1)		5,000	A	$12.31	14,950	I	Dirs. NQ Def. Comp. Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

1. Award represents a discretionary annual incentive grant of 5,000 shares of Common Stock pursuant to the 1997 Stock Incentive Plan. All shares subject to the Award are required to be deferred into the 1999 Non-Employee Directors Deferred Compensation Plan and automatically converted into deferred stock units thereunder. All such deferred stock units are immediately vested, however will remain deferred until retirement from the Board, at which time they will be distributed in the form of Common Stock. No monetary consideration was paid by the reporting person.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Lynn A. Feldman **Signature of Reporting Person By: Lynn A. Feldman, Attorney-in-fact on behalf of Leonard S. Coleman, Jr.	03/03/2003 Date
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